Mail Stop 7010
								December 9, 2005



Robert L. Laurent, Jr.
Chief Financial Officer
Fedders Corporation
505 Martinsville Road
Liberty Corner, NJ 07938-0813


      Re:	Fedders Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed September 30, 2005
		File No. 1-8831

Dear Mr. Laurent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Backlog, page 4

1.	We note your response to prior comment 1.  Given the further decline in your backlog from December 31, 2004, please amend your filing to disclose the backlog information that you provided supplementally in your response.


Management`s Report on Internal Control Over Financial Reporting, page 22

2.	We note from your response to prior comment 4 that you in
fact
completed your assessment of the effectiveness of internal control over financial reporting by April 15, 2005. Please tell us and disclose why your 2004 Form 10-K filed on September 30, 2005 was not updated to reflect your completed assessment and why the auditors` opinion also dated September 30, 2005 disclaimed an opinion of management`s assessment due to a scope limitation. Amend your filing as appropriate to include your completed management report and the related auditors` attestation report.

Changes in Internal Control Over Financial Reporting, page 28

3.	We note your response to prior comment 5.  Please amend your filing to disclose the remediation efforts that you described supplementally in your response.

Reportable Segments, page F-18
Summary of Net Sales by Geographic Area, page F-20

4.	In future filings disclose the basis for attributing net
sales
to individual countries in accordance with the last sentence of paragraph 38a of SFAS 131 in addition to your proposed tabular disclosure of net sales by geographic area. See paragraph 106 of SFAS 131 concerning net sales attribution.

Exhibits 31.1 and 31.2

5.	Amend your 302 certifications to conform wording to language provided in Item 601(31) of Regulation S-K when you file your Form 10-K/A for the year ended December 31, 2004.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







	You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Robert Laurent
Fedders Corporation
December 9, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE